Exhibit 99.1

Youku Tudou Filed 2014 Annual Report on Form 20-F

BEIJING, China, April 28, 2015 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (the “Company”), today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2014 (the “2014 Annual Report”) with the Securities and Exchange Commission (the “SEC”) on April 28, 2015.

Within the 2014 Annual Report, among other things, the Company adjusted upward its previously reported audited net revenues for the years ended December 31, 2012 and 2013, and unaudited net revenue for the year ended December 31, 2014 by RMB114.2 million, RMB40.5 million and RMB193.3 million, respectively.  The Company’s previously disclosed audited net losses for the years ended December 31, 2012 and 2013, and unaudited net loss for the year ended December 31, 2014 have been adjusted downward by RMB21.2 million, upward by RMB19.4 million, and downward by RMB51.1 million, respectively. These adjustments were made mainly in connection with a restatement of the Company’s consolidated financial statements reflecting certain revisions to its accounting treatment for (i) licensed copyrights and (ii) non-monetary exchanges of licensed copyrights, as further described in the 2014 Annual Report, to correct certain errors in the preparation of the previously issued financial statements (the “Restatement”). The Restatement was made in response to a review by the SEC of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013.  More detailed explanation of the adjustments have been reflected in the Company’s filed 2014 Annual Report.

The 2014 Annual Report is available on the Company’s website at ir.youku.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Chang You

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x 8066

Email: changyou@youku.com